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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                  AMENDMENT NO. 1
                                   SCHEDULE 14D-1
                               TENDER OFFER STATEMENT
        PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        AND
                                   SCHEDULE 13D/A
                                 (AMENDMENT NO. 3)
                       (INFORMATION PURSUANT TO RULE 13D-101)
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ----------------
                           CHOCK FULL O'NUTS CORPORATION
                             (NAME OF SUBJECT COMPANY)

                           BOLTS ACQUISITION CORPORATION
                                SARA LEE CORPORATION
                                     (BIDDERS)
                                  ----------------
                       COMMON STOCK, PAR VALUE $.25 PER SHARE
          7% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE APRIL 1, 2012
           8% CONVERTIBLE SUBORDINATED DEBENTURES DUE SEPTEMBER 15, 2006
                           (TITLE OF CLASS OF SECURITIES)
                                  ----------------
                                       170268
                                     170268AC0
                                     170268AB2
                       (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  ----------------
                             JANET LANGFORD KELLY, ESQ.
               SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                SARA LEE CORPORATION
                             THREE FIRST NATIONAL PLAZA
                              CHICAGO, ILLINOIS 60602
                             TELEPHONE: (312) 726-2600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                      COPY TO:

                           CHARLES W. MULANEY, JR., ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                         333 WEST WACKER DRIVE, SUITE 2300
                            CHICAGO, ILLINOIS 60606-1285
                             TELEPHONE: (312) 407-0700



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                                                                   May 12, 1999

     This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D/A originally filed with the Securities and Exchange Commission on May 7, 1999 (collectively, the "Schedule 14D-1 & Schedule 13D") by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), and by CFN Acquisition Corporation, a New York corporation ("Purchaser") and a wholly owned subsidiary of Sara Lee, in connection with the offer to purchase (i) all of the outstanding shares of common stock, par value $.25 per share, and the associated common stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of December 30, 1997, by and between Chock Full O'Nuts Corporation, a New York corporation (the "Company"), and the American Stock Transfer & Trust Company, as Rights Agent (such shares of common stock and the associated Rights, collectively, the "Shares"), at a price of $10.50 per Share (the "Share Offer Price"), (ii) all of the outstanding 7% Convertible Senior Subordinated Debentures due April 1, 2012 (the "7% Debentures"), at a price of $1,275.82 per $1,000 principal amount, and (iii) all of the outstanding 8% Convertible Subordinated Debentures due September 15, 2006 (the "8% Debentures" and, together with the 7% Debentures, the "Convertible Debentures"), at a price of $1,344.43 per $1,000 principal amount, of the Company, the respective offer prices being net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 1999 (the "Offer to Purchase") and in the applicable Letters of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by replacing in their entirety the following exhibits.

     (a)(2)(b)   Letter of Transmittal - 7% Debentures

     (a)(2)(c)   Letter of Transmittal - 8% Debentures

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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 1999

                                        CFN ACQUISITION CORPORATION

                                        By:    /s/ R. Henry Kleeman
                                             --------------------------------
                                        Name:   R. Henry Kleeman
                                        Title:  Vice President and Assistant
                                                Secretary


                                        SARA LEE CORPORATION

                                        By:    /s/ Ann E. Ziegler
                                             --------------------------------
                                        Name:   Ann E. Ziegler
                                        Title:  Vice President - Corporate
                                                Development


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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER   EXHIBIT
-------  -------
   *1    Offer to Purchase dated May 7, 1999.
 *2(a)   Letter of Transmittal - Shares.
  2(b)   Letter of Transmittal - 7% Debentures.
  2(c)   Letter of Transmittal - 8% Debentures.
 *3(a)   Notice of Guaranteed Delivery - Shares.
 *3(b)   Notice of Guaranteed Delivery - 7% Debentures.
 *3(c)   Notice of Guaranteed Delivery - 8% Debentures.
   *4    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
   *5    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees.
   *6    Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
   *7    Summary Advertisement dated May 7, 1999.
   *8    Press Release of Sara Lee dated May 4, 1999.
   *9    Press Release of Sara Lee dated May 7, 1999.

* Previously filed